Exhibit 99.1

Enlivex Treasury Portfolio Update: Listing of the RAIN Token on KuCoin, a Leading Cryptocurrency Exchange

The listing on one of the world’s largest global cryptocurrency exchanges expands market access and secondary liquidity for Enlivex’s primary digital treasury asset

Nes-Ziona, Israel, January 7, 2026 -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”) today reported that its treasury asset, the RAIN token, has been listed on the KuCoin cryptocurrency exchange effective January 6, 2026, expanding access to the token across a major global digital asset trading platform.

KuCoin is a global cryptocurrency exchange serving more than 40 million users worldwide, with its strongest user base in Southeast Asia. Founded in 2017, KuCoin consistently ranks among the top ten cryptocurrency exchanges globally and operates as an established digital asset trading venue, offering deep retail liquidity, and a full suite of products including spot trading, derivatives, and yield services. The commencement of RAIN trading on KuCoin is expected to expand global market access and secondary liquidity for Enlivex’s primary digital asset treasury holding.

“RAIN is the primary asset of Enlivex’s digital asset treasury, and we view developments such as exchange listings as meaningful milestones that may support liquidity and market access for our treasury holdings,” said Shai Novik, Chairman of the Board of Directors of Enlivex. “Over time, we expect continued progress in market access to further support the positioning of our treasury strategy.”

Enlivex previously announced the launch of its digital asset treasury strategy focused on the acquisition of RAIN tokens. RAIN serves as the governance and utility token of a fully decentralized predictions and options protocol built on the Arbitrum network. The protocol enables users globally to create, trade, and resolve markets tied to real-world events through a transparent and automated on-chain framework.

ABOUT ENLIVEX

Enlivex is first publicly-listed company to have developed a treasury strategy centered on RAIN, which currently serves as the primary treasury reserve asset of the Company. In adopting its new treasury policy, Enlivex intends to provide investors with exposure to RAIN and to advocate for its role as digital capital.

In addition, Enlivex has an operating business focused on late-stage clinical development of Allocetra™, a novel therapy designed to treat the joint disease osteoarthritis. Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. To the Company’s knowledge, there are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivex.com

INVESTOR RELATIONS CONTACT

KCSA Strategic Communications

Jack Perkins

Enlivex@KCSA.com